U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                               SEC FILE NUMBER 000-29603
                                               CUSIP NUMBER

[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [X] Form 10-Q  [ ] Form N-SAR
[ ] Form N-CSR

For the Period Ended May 31, 2006.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      FORSTER DRILLING CORPORATION

Former Name if Applicable:    PROCESS TECHNOLOGY SYSTEMS, INC.

Address of Principal          6371 Richmond, #275
Executive Office:             Houston, Texas 77057

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          Additional time is required for filing the quarterly report on Form 10-QSB for the quarter ended May 31, 2006, due to the Registrant's delay in completion of the financial statements. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-QSB will be filed as soon as practicable and within the 5 day extension period.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Peter Talosig
               3 Riverway, Suite #1800
               Houston, Texas 77056
               Telephone:  (713) 209-2918

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          FORSTER DRILLING CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 7-17-2006                    /s/ F. E. Forster, III
     ---------------               ----------------------------
                                   F. E. Forster, III
                                   President